UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                  Schedule 13G

                                (AMENDMENT NO. 6)

                         Mobius Management Systems, Inc.
                         -------------------------------
                                (Name of Issuer)



                                  Common Stock
                            -------------------------
                         (Title of Class of Securities)



                                    606925105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                 -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 606925105
-------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joseph J. Albracht
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                              5)     SOLE VOTING POWER

       NUMBER                        3,858,500
       OF                   ----------------------------------------------------
       SHARES                 6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      Not Applicable
       EACH                 ----------------------------------------------------
       REPORTING              7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                          3,858,500
                            ----------------------------------------------------
                              8)     SHARED DISPOSITIVE POWER

                                     Not applicable
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,858,500
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       20.5%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

Mobius Management Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

120 Old Post Road
Rye, New York  10580

Item 2(a).  Name of Person Filing:

Joseph J. Albracht

Item 2(b).  Address of Principal Business Office or, if None, Residence:

120 Old Post Road
Rye, New York  10580

Item 2(c).  Citizenship:

USA

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

606925105

            Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   Savings Association as defined in ss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a) Amount beneficially owned: 3,858,500 (includes 3,808,500 shares of Common Stock and 50,000 shares of Common Stock subject to options currently exercisable)

            (b)         Percent of class:  20.5%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              3,858,500

                        (ii) Shared power to vote or to direct the vote: Not applicable

                        (iii) Sole power to dispose or to direct the disposition
                              of: 3,858,500

                        (iv) Shared power to dispose or to direct the disposition of: Not applicable

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

Not applicable.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      January 26, 2006
                                      ----------------
                                          Date


                                      /s/ Joseph J. Albracht
                                      ----------------------
                                          Joseph J. Albracht